SUZANO S.A.
Publicly-Held Company
Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55
Company Registry (NIRE): 29.3.0001633-1
MATERIAL FACT
São Paulo, January 26th, 2024 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), under the provisions of CVM Resolution No. 44, of August 23, 2021 (“CVM Resolution No. 44/21”), CVM Resolution No. 80, of March 29, 2022 (“CVM Resolution No. 80/22”) and CVM Resolution No. 77, of March 29, 2022 (“CVM Resolution No. 77/22”), informs its shareholders and the market in general that its Board of Directors, at a meeting held today, resolved on:
(i) The cancellation of twenty million (20,000,000) of common shares currently held in treasury, which were acquired within the Company’s shares buyback program approved at the Board of Directors meetings held on October 27, 2022, without capital reduction and against the balances of the available profit reserves, excluding the balances of the reserves referred to in item I of paragraph 1 of Section 8 of CVM Resolution No. 77/22 (“Share Cancellation”).
(a) After the Share Cancellation, a total balance of fourteen million, seven hundred and sixty-five thousand and six hundred (14,765,600) common shares remains in treasury, which may be used to comply with already approved incentive plans and any other plans that may be approved by the Company.
(b) As a result of the Share Cancellation, the Company’s share capital of o nine billion, two hundred sixty-nine million, two hundred eighty-one thousand, four hundred twenty-four reais and sixty-three cents (BRL 9,269,281,424.63) will be divided into one billion, three hundred and four million, one hundred and seventeen thousand, six hundred and fifteen (1,304,117,615) common shares, all nominative, book-entry and without par value. An Extraordinary General Meeting will be called in due course to adjust the number of shares into which the share capital is divided, as set forth in Section 5 of the Company’s Bylaws.
(ii) A new shares buyback program (“January 2024 Program”), in accordance with the following terms and conditions:
(a) Program Purpose. The purpose of the January 2024 Program is to maximize the value generation for shareholders, as it allows the Company to efficiently allocate capital, considering the profitability potential of its stock, to provide greater future returns for its shareholders. Additionally, the buyback signals to the market the management's confidence in the Company's performance.
(b) Number of free float shares. Based on the shareholding position as of December 31, 2023, the Company has: (a) 667,413,523 free float shares, according to the definition set forth in Section 67 of CVM Resolution No. 80/22; and (b) 34,765,600 shares of its own issuance held in treasury, representing approximately 5.2% of the total free float shares issued by the Company, considering that part of these shares is canceled under the Share Cancellation terms, remaining, therefore, 14,765,600 shares.
(c) Number of shares that may be acquired. The Company may acquire, within the scope of the January 2024 Program, up to 40,000,000 (forty million) common shares of its own issue, always respecting the limit of shares held in treasury, in accordance with article 9 of CVM Resolution No. 77/22. The total of shares covered in the January 2024 Program represents, approximately, 6% of the current total free float shares issued by the Company on December 31, 2023.
(d) Final Term. The final term to carry out the acquisition of shares under the January 2024 Program is eighteen (18) months from its date of approval by the Board of Directors (i.e., January 26, 2024), so that said term will expire on July 26, 2025 (including).
(e) Price and form of acquisition. The shares acquisition will be carried out at the stock exchange market of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), at market prices, at the Company’s convenience, in view of its shares’ quotation value, respecting the limits provided in the January 2024 Program and applicable regulation.
(f) Resources. The shares acquisition will be carried out using: (a) the balances of the available profit and capital reserves, excluding the balances of the reserves referred to in item I of paragraph 1 of Section 8 of CVM Resolution No. 77/22; and (b) the realized profit for the current year, excluding the allocations to the formation of the reserves specified in item I of paragraph 1 of Section 8 of said Resolution, as determined in the Financial Statements for the period ended on September 30, 2023.
(g) Intermediary Financial Institutions. The acquisition of the shares encompassed in the January 2024 Program will be intermediated by the following brokerage firms: (a) XP Investimentos CCTVM S.A.; (b) Morgan Stanley CTVM S.A.; (c) BTG Pactual Corretora de Títulos e Valores Mobiliários S.A.; (d) J. P. Morgan CCVM S.A.; (e) Goldman Sachs do Brasil Corretora de Títulos e Valores Mobiliários S.A.; and (f) Bradesco S.A. CTVM.
(h) Additional information. In the opinion of the Company’s Board of Directors, Suzano’s financial situation is compatible with the acquisition of shares within the scope of the January 2024 Program, and no impact is expected on: (a) the fulfillment of obligations assumed by the Company with creditors; and (b) the payment of mandatory dividends, fixed or minimum, in view of the Company’s liquidity situation and cash generation.
The minutes of the Board of Directors Meeting that approved the Share Cancellation and the January 2024 Program containing all the information required by Annex G of CVM Resolution No. 80/22, are available on the websites of the Brazilian Securities and Exchange Commission (cvm.gov.br), of B3 (b3.com.br) and of the Company’s investor relations.
São Paulo, January 26, 2024.
Marcelo Feriozzi Bacci
Chief Financial and Investor Relations Officer